UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 20, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Scailex Corporation Ltd.

File No. 0-12332 - CF# 23113

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Scailex Corporation Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on October 3, 2008, as amended January 22, 2009.

Based on representations by Scailex Corporation Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4(a)15	through January 22, 2014
Exhibit 4(a)16	through January 22, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel